Consent of Independent Registered Public Accounting Firm

The Board of Directors
ICON plc
South County Business Park
Leopardstown
Dublin 18

We consent to the incorporation by reference in the registration statement (No. 333-XXXXX) on Form F-3 of ICON plc of our report dated February 27, 2006, with respect to the consolidated balance sheets of ICON plc as of December 31, 2005, May 31, 2005 and 2004, and the related consolidated statements of operations, shareholders’ equity and comprehensive income and cash flows for the seven months ended December 31, 2005 and for each of the years in the three-year period ended May 31, 2005, which report appears in the December 31, 2005, transition report on Form 20-F of ICON plc and to the reference to our firm under the heading “Experts” in the registration statement.

/s/ KPMG
Dublin, Ireland
April 18, 2006